NEWS RELEASE

Crosshair Announces Plans for Bootheel

April 7th, 2011	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) is pleased to announce details of the 2011 exploration program on the Bootheel Property located within the Shirley Basin in southern Wyoming.  The program, which will consist of 30,000 feet (9,144 metres) of drilling as well as metallurgical and hydrological test work, is expected to commence mid-July and take 3 months to complete.  The goal of the program is to upgrade the existing inferred resource to the indicated category as well as capture the remainder of the historic resource.  An updated NI 43-101 resource estimate is expected in Q4 2011.

The $1.5 million program will utilize 2 drills in order to complete approximately 75 holes being drilled to an average depth of 400 feet.  Crosshair will also be continuing with its baseline studies this summer and will be installing a weather station in order to collect climate data required for permitting.

“We are looking forward to continuing where we left off with drilling at the Bootheel Property in Wyoming,” says Stewart Wallis, President and CEO of Crosshair.  “Our top priority this summer will be to capture the remainder of the historic resource as well as upgrade the current resource to the indicated category.”

The initial independent National Instrument (NI) 43-101 Mineral Resource estimate on the Bootheel Property includes an indicated resource of 1.09 million pounds of uranium oxide (1.44 million tons at 0.038% eU3O8) and an additional inferred resource of 3.25 million pounds of uranium oxide (4.40 million tons at 0.037% eU3O8). The resource remains open for expansion with less than 60% of the historical resource area included in this initial estimate.

Uranium mineralization is hosted by several individual sandstone beds at the Bootheel Property. The majority of the resources are hosted by the Sundance Formation, which demonstrated in the 2008 laboratory testing to have the potential to be recovered using in-situ recovery (ISR) techniques (please refer to News Release dated February 5, 2009).

ISR techniques are more environmentally friendly and less capital intensive than conventional mining methods. There are several ISR projects in Wyoming which are currently in the permitting or development phase to be operated as satellite operations, which have lower capital and potentially lower operating costs than a fully operational facility producing yellowcake. No feasibility studies have been completed on these projects and there is no certainty the proposed operations will be economically viable.

The Bootheel Property, together with the Buck Point Property, cover 8,524 acres of gross mineral lands within the Shirley Basin in southern Wyoming and make up the Bootheel Project. Crosshair, through a wholly owned subsidiary, and Ur-Energy Inc. (TSX: URE and AMEX: URG), through a wholly owned subsidiary, are the members of The Bootheel Project, LLC, which holds title to the Bootheel Project. Crosshair has fully earned a 75% interest in the Bootheel Project.

Additional information on the Bootheel Project, including a proposed drill hole location map, can be found at: http://www.crosshairexploration.com/s/Shirley.asp.

Stewart Wallis, P.Geo. President and CEO of Crosshair and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this news release.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada.  Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel has exceeded the minimum mining threshold and with its in-situ mining potential, is designed for near term production. The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone. The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@cxxcorp.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things: the completion and expected timing of a resource estimate, the details of the drill program, the exploration potential of the Company’s properties and the production potential of Bootheel. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.  National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.